UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

WTI FUND X, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Westech Investment Advisors LLC I.R.S. Identification Nos. of above persons (entities only). 27-3794054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
200

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
100,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
100%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

Item 1(a)	Name of Issuer: WTI FUND X, INC. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 104 La Mesa Drive, Suite 102 Portola Valley, CA 94028

Item 2(a)	Name of Persons Filing: Westech Investment Advisors LLC ( “Westech”)

Item 2(b)	Address of Principal Business Office, or if None, Residence: The principal business address of Westech is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028.

Item 2(c)	Citizenship: Westech is organized in California

Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value (the “Shares”)

Item 2(e)	CUSIP Number: None.

Item 3	Not Applicable.

Item 4(a)
Amount beneficially owned:

The aggregate percentage of Shares of the Issuer reported to be owned by Westech, which is the Reporting Person, is based upon 100,000 Shares outstanding.

As of the date of this Schedule, WTI Fund X, LLC (the “Company”) is the record holder of the Shares.

WTI Fund X GP, LLC (“WTI X GP”), is the managing member of the Company and Westech is the managing member of WTI X GP and the investment manager of the Issuer, and each of Bonnie S. Swenson, in her capacity as trustee (the “Trustee”) of the Bonnie Sue Swenson Survivor’s Trust (the “Trust”), and Salvador O. Gutierrez owns a controlling interest in Westech through the controlling interests each holds in Westech Investment Management, Inc., a California corporation (“WIM”). Pursuant to the Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company. The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

By reason of its position as managing member of the Company, WTI X GP may also be deemed to be the beneficial owner of all of the Shares.

The Trustee and Mr. Gutierrez each own 33% of the outstanding voting interests in Westech through their ownership of WIM. By reason of such ownership and Mr. Gutierrez’s director positions with Westech, the Trustee and Mr. Gutierrez may be deemed to beneficially own all of the Shares. In addition, by reason of her direct and indirect beneficial ownership of interests in the Company, the Trustee may be deemed to beneficially own 468 Shares of the Issuer (400 shares by reason of an interest in the Company held directly by the Trust and 68 shares by reason of an interest in the Company owned by WTI X GP), constituting 0.47% of the Shares. By reason of his direct and indirect beneficial ownership of interests in the Company, Mr. Gutierrez may be deemed to beneficially own 266 Shares of the Issuer (200 shares by reason of an interest in the Company owned by a trust for which he serves as trustee and 66 shares by reason of an interest in the Company owned by WTI X GP), constituting 0.27% of the Shares.

Item 4(b)	Percent of class: 100%

Item 4(c)
Number of shares as to which such person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (iv) shared power to dispose or to direct the disposition of:

Westech, by reason of its control and owndership of WTI X GP, the managing member of the Company, and by reason of its position as investment manager of the Issuer, has voting and dispositive power with respect to the Shares held by the Company.

By reason of the Trust’s ownership of outstanding interests in Westech through its ownership of WIM, the Trustee may be deemed (i) to share dispositive power with the Company with respect to the Shares held by the Company and (ii) to share voting power with respect to the 200 Shares of the Issuer beneficially owned by WTI X GP. By reason of his direct or indirect beneficial ownership of interests in the Company (as more fully described in Item 4(a)) the Trust may be deemed to share voting power with the Company with respect to 468 Shares of the Issuer.

By reason of his director position with Westech and his ownership of outstanding interests in Westech through his ownership of WIM, Mr. Gutierrez may be deemed (i) to share dispositive power with respect to the Shares held by the Company and (ii) to share voting power with respect to the 200 Shares of the Issuer beneficially owned by WTI X GP. By reason of his direct or indirect beneficial ownership of interests in the Company (as more fully described in Item 4(a)) he may be deemed to share voting power with the Company with respect to 266 Shares of the Issuer.

Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certifications: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

WESTECH INVESTMENT ADVISORS LLC

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Its:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer